SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

MongoDB, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

60937P106
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60937P106	13G	2

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eliot Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 2,036,324 (See Item 4 herein)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 375,000 (See Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 2,036,324 (See Item 4 herein)
WITH	8	SHARED DISPOSITIVE POWER 375,000 (See Item 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,411,324 (See Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% of Common Stock (15.3% of Class A Common Stock) (See Item 4 herein)
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 60937P106	13G	3

Item 1.

(a)	Name of Issuer

MongoDB, Inc.

(b)	Address of Issuer’s Principal Executive Offices

229 West 43rd Street, 5th Floor
New York, New York 10036

Item 2.

(a)	Name of Person Filing

Eliot Horowitz

(b)	Address of Principal Business Office or, if none, Residence

The address for the principal business office of Eliot Horowitz is:
c/o MongoDB, Inc.
229 West 43rd Street, 5th Floor
New York, New York 10036

(c)	Citizenship

United States

(d)	Title of Class of Securities

Class A Common Stock, $0.001 par value per share

(e)	CUSIP Number

60937P106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

CUSIP No. 60937P106	13G	4

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:                 .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount beneficially owned:

         As of December 31, 2017: Mr. Horowitz beneficially owned 2,411,324 shares of the Issuer’s Class B Common Stock, of which (i) 1,511,324 are held directly by him, (ii) 375,000 are held by The ERH Family 2012 Trust for the benefit of his children and (iii) 525,000 are issuable upon the exercise of options held by Mr. Horowitz within 60 days of December 31, 2017.  The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

(b)     Percent of class:

Based on (i) 13,310,528 shares of the Issuer’s Class A Common Stock issued and outstanding and (ii) 37,253,501 shares of the Issuer’s Class B Common Stock issued and outstanding, in each case, as of December 31, 2017, as reported by the Issuer, and the information set forth in (a) above, Mr. Horowitz beneficially owned 4.7% of the Issuer’s outstanding Common Stock, representing 6.2% of the total voting power of the Issuer’s outstanding Common Stock, and 15.3% of the Issuer’s outstanding Class A Common Stock (treating only shares of Class B Common Stock beneficially owned by Mr. Horowitz as converted for purposes of computing this percentage).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote – 2,036,324

CUSIP No. 60937P106	13G	5

(ii)	Shared power to vote or to direct the vote – 375,000

(iii)	Sole power to dispose or to direct the disposition of – 2,036,324

(iv)	Shared power to dispose or to direct the disposition of – 375,000

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.     Certification

Not Applicable.

CUSIP No. 60937P106	13G	6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018	By: /s/Eliot Horowitz Eliot Horowitz